Exhibit 11

INTERNATIONAL PAPER COMPANY

STATEMENT OF COMPUTATION OF PER SHARE EARNINGS (1)

(Unaudited)

(In millions, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
Earnings (loss) from continuing operations	$118	$219	$301	$524
Discontinued operations	16	0	21	49

Net earnings (loss)	134	219	322	573
Effect of dilutive securities	0	0	0	0

Net earnings – assuming dilution	$134	$219	$322	$573

Average common shares outstanding	434.8	428.6	434.5	429.4
Effect of dilutive securities
Restricted stock performance share plan	3.4	1.9	4.8	4.0
Stock options	0	0	0	0

Average common shares outstanding – assuming dilution	438.2	430.5	439.3	433.4

Earnings (loss) per common share from continuing operations	$0.27	$0.51	$0.69	$1.22
Discontinued operations	0.04	0	0.05	0.11

Net earnings (loss) per common share	$0.31	$0.51	$0.74	$1.33

Earnings (loss) per common share from continuing operations – assuming dilution	$0.27	$0.51	$0.68	$1.21
Discontinued operations	0.04	0	0.05	0.11

Net earnings (loss) per common share – assuming dilution	$0.31	$0.51	$0.73	$1.32

Note: If an amount does not appear in the above table, the security was antidilutive for the periods presented.

(1)	Attributable to International Paper Company common shareholders.